March 8, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn:

John Reynolds, Assistant Director

Re:	International Absorbents Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 2, 2010
File No. 001-31642

Dear Mr. Reynolds:

Summit Law Group, PLLC is United States counsel to International Absorbents Inc. (the “Company” or “IAX”).  On behalf of the Company, we submit the following response to the comment in your letter, dated March 2, 2010 (the “Comment Letter”), addressed to Gordon L. Ellis, President, Chief Executive Officer and Chairman of the Company, relating to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”).

The Preliminary Proxy Statement relates to the solicitation of proxies from IAX shareholders to vote in favor of a proposal to adopt a special resolution authorizing and approving the arrangement under Section 288 of the Business Corporations Act (British Columbia), pursuant to the arrangement agreement dated as of December 14, 2009, among the Company, IAX Acquisition Corporation (“Acquiror”) and IAX Canada Acquisition Company Inc. (“BuyCo”), whereby BuyCo will acquire all of the issued and outstanding common shares of the Company, and following such acquisition, IAX will become a wholly owned subsidiary of Acquiror (such transactions, the “Arrangement”).

For your convenience, please note that we have repeated your comment from the Comment Letter below.

SEC Comment

Please tell us why you believe that Rule 13e-3 under the Securities Exchange Act of 1934 does not apply to the transaction described in your preliminary proxy materials.

Company Response

We respectfully submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that Rule 13e-3 does not apply to the Arrangement because the Arrangement does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).  The Arrangement does not constitute a “Rule 13e-3 transaction” because (1) no control relationship exists

United States Securities and Exchange Commission

Division of Corporation Finance

March 8, 2010

between the Company’s officers or directors and Kinderhook Industries LLC (“Kinderhook”), Acquiror, BuyCo, or any of their respective affiliates (Kinderhook, Acquiror, BuyCo, together with their respective affiliates, the “Kinderhook Entities”), (2) none of the Company’s executive officers is engaged in the proposed Arrangement and (3) none of the Kinderhook Entities is an affiliate of the Company.  The proposed Arrangement between Kinderhook and the Company is an arm’s length transaction between unaffiliated parties.  It was unanimously approved by an independent committee of the Company’s board of directors after conducting an active solicitation of acquisition proposals, including a rival bid from certain members of the Company’s management and board of directors.  Accordingly, the Company does not believe that the proposed arrangement has the potential for abuse or overreaching associated with the types of transactions that the SEC intended to fall within the ambit of Rule 13e-3.

Rule 13e-3 applies to “going private” transactions involving the purchase of a security by the issuer or by an affiliate of the issuer.  Rule 13e-3 defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of such issuer.” Although Rule 13e-3 does not specify what constitutes “control,” Rule 12b-2 of the Exchange Act, which applies generally to rules under the Exchange Act, defines “control” as “the possession, direct or indirect, or power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.”

No Control Relationship Exists Between the Kinderhook Entities and the Company’s Directors or Officers

In the interpretive release adopting Rule 13e-3 (Exchange Act Release No. 34-16075) and in the Compliance and Disclosure Interpretations regarding the Staff’s interpretations of Rule 13e-3 and Schedule 13E-3 (the “CDIs”), the Staff cautioned that even if an unaffiliated acquiror engages in an arm’s length transaction, the fact that the acquiror retains the target’s management after the consummation of the purchase may require the parties to the transaction to file a Schedule 13E-3 if a control relationship exists between the acquiror and the target’s directors or officers.

Among the factors that the SEC considers in determining whether such a control relationship exists are whether: (a) management receives greater consideration than unaffiliated shareholders for participating in the transaction, (b) the acquiror offers the target’s management more favorable terms of employment than their existing employment agreements or arrangements, (c) management receives a significant portion of the equity in the acquiror and (d) the target’s officers or directors will serve on the acquiror’s board of directors.

In this case, an analysis of the proposed Arrangement under each of the foregoing factors militates against the application of Rule 13e-3: (a) management will receive the same consideration as the other shareholders for participating in the transaction, (b) the Company’s executive officers shall not receive an increase in compensation and each of their employment agreements shall be amended such that they are in fact less favorable to the officers, (c) the Company’s executive officers will receive only 13% of the outstanding equity of the Acquiror’s parent on a fully diluted basis, and such incentive equity is non-voting and subject to performance- and time-based vesting and (d) only one member of the Company’s board of directors, who is also an officer, will serve on the board of directors of the Acquiror’s parent in a minority position from which he may be removed at any time.

United States Securities and Exchange Commission

Division of Corporation Finance

March 8, 2010

A.

Consideration

The Company’s officers and directors will receive the same consideration as other shareholders for participating in the Arrangement.  Each shareholder of the Company shall receive $4.75 per common share of the Company held by such shareholder at the time of the consummation of the Arrangement, without interest, less any applicable withholding taxes, regardless of whether such shareholder is an executive officer or director of the Company.

Upon completion of the Arrangement, each stock option to purchase the Company’s common shares outstanding immediately prior to the effective time of the Arrangement, to the extent not exercised before such time, will be automatically cancelled and the holder thereof shall receive the positive difference, if any, between $4.75 per common share and the applicable exercise price of such cancelled stock option (without interest and less applicable withholding taxes).  The outstanding restricted stock units, which are held exclusively by the Company’s officers, to the extent not converted into the Company’s common shares before such time, will be automatically cancelled and the holder thereof shall receive $4.75 per restricted stock unit (without interest and less applicable withholding taxes).

Thus, even though the Company’s directors and officers own the rights to a significant portion of the Company’s outstanding stock options and all of the outstanding restricted stock units, such holders will not receive preferential treatment relative to the Company’s other equity holdersupon consummation of the transaction.  Rather, they will receive the same consideration under the Arrangement agreement with respect to their common shares, stock options and restricted stock units as the Company’s other holders of common shares and stock options.

B.

Employment Arrangements

The proposed amendments to the Company’s officers’ employment agreements are less favorable to such officers than their existing employment agreements.  Douglas Ellis, David Thompson and Shawn Dooley, three of the Company’s four executive officers, have agreed to amend their existing employment agreements effective as of the completion of the Arrangement to, among other things, (i) narrow the scope of the definitions of termination for “cause” and constructive dismissal for “good reason,, (ii) include non-competition, non-solicitation and cooperation obligations, (iii) require such officers to sign a release of claims against the Company before any severance is paid and (iv) include a schedule of executive actions for which board approval is required.  These proposed amendments are less favorable to, and impose greater obligations on, the officers than their existing employment agreements with the Company. Significantly, there will be no increase to such officers’ salaries or bonuses in connection with the Arrangement.

In addition, effective as of the completion of the Arrangement, the Company’s Chief Executive Officer, Gordon Ellis, has agreed to terminate his existing employment agreement and accept a consulting services agreement with the Company for a term of three years.  Pursuant to the consulting services agreement, Mr. Ellis will receive a cash consulting fee that is less than the cash compensation he receives pursuant to his existing employment agreement with the Company and will be subject to non-competition, non-solicitation and cooperation obligations.  The consulting agreement is therefore less favorable to Mr. Ellis than his existing employment agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

March 8, 2010

C.

Equity in the Acquiror

Although the management team will receive equity in the parent of the Acquiror, such equity will be subject to either time- or performance-based vesting and, importantly, will be non-voting.  Equally important, the aggregate amount of incentive equity to be issued to the officers in the Acquiror is commensurate with the aggregate amount of the Company’s outstanding equity currently held by the executive officers.

The Staff stated in Section 201.06 of the CDIs that where there is a “general understanding that a target’s senior management will receive equity in a surviving entity,” the financial buyer may be deemed to be on both sides of the transaction, thus an “affiliate” of the target, and, therefore, Rule 13e-3 may apply.  Section 201.06 of the CDIs sets forth an example where Rule 13e-3 would apply when certain members of the issuer’s management collectively were entitled to receive 20% of the acquiror’s equity upon consummation of the transaction.

In this case, assuming that the equity to be issued to the Company’s executive officers in the Acquiror’s parent vests in its entirety, it would represent in the aggregate only 13% of the outstanding equity of Acquiror’s parent on a fully diluted basis.  By comparison, currently the Company’s executive officers collectively hold approximately 11.2% of the Company’s outstanding common shares on a fully diluted basis.  Unlike the equity of the Company currently held by management, the equity being issued in the Acquiror’s parent will be non-voting and thus will not provide management with the “power to direct or cause the direction of the management and policies of” the Acquiror’s parent.

D.

Board of Directors

Finally, it is currently contemplated that Gordon Ellis will become a member of the board of directors of Acquiror’s parent.  Mr. Ellis will be one of five directors, and his position on the board is not guaranteed by contract, voting arrangement or otherwise.  Not only will Mr. Ellis occupy a minority position on the board, but he may also be removed at any time.  As a result, this role likewise does not provide him with the “power to direct or cause the direction of the management and policies of” Acquiror’s parent.

The Company’s Directors and Executive Officers Are Not Engaged in the Proposed Transaction

Neither the Company’s directors nor its officers may be deemed to be “engaged” in, or on both sides of, the proposed transaction.  On the contrary, certain of the Company’s directors and officers offered a rival bid to acquire the Company which was rejected in favor of Kinderhook’s offer by an independent committee of the Company’s board of directors.

Section 201.05 of the CDIs states that if an issuer’s directors, officers or affiliates “might be deemed to be engaged in the transaction,” the parties to the transaction must file a Schedule 13E-3.  In addition, Section 201.05 of the CDIs notes that “where management of the issuer-seller that will be going private is essentially on ‘both sides’ of the transaction, the acquiring person or ‘purchaser’ also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.”  An important aspect of the Staff’s analysis of “engagement” in Section 201.05 was whether the target’s senior management would hold a material amount of the surviving company’s

United States Securities and Exchange Commission

Division of Corporation Finance

March 8, 2010

outstanding equity securities, would occupy seats on the board of directors of the company in addition to senior management positions, and would otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.

In this case, the facts underlying the Company’s proposed Arrangement with the Kinderhook Entities are distinguishable from those described in Section 201.05 of the CDI.  As noted above, the Company’s executive officers will only be issued 13% of the fully diluted equity of Acquiror’s parent and such equity shall be non-voting and subject to performance- and time-based vesting.  Moreover, only one member of the Company’s management will have a seat on the board of directors of Acquiror’s parent, and his seat is a minority position from which he may be removed at any time.  In no way shall the Company’s management have the power to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.

In addition, the negotiation process leading to the signing of the Arrangement agreement demonstrates that the Company’s officers and directors are not on both sides of the transaction.  As described in the Preliminary Proxy Statement, before accepting the offer of the Kinderhook Entities to purchase all of the Company’s issued and outstanding common shares, the strategic alternatives special committee, a standing committee of the Company’s board of directors comprised entirely of independent directors, engaged in a thorough and exhaustive “auction” process involving meetings with over 30 potential bidders and extensive due diligence.  One of the potential bidders was Arctic Acquisitions Inc. (“Arctic”), which is an entity affiliated with certain members of the Company’s management, including the Company’s Chief Executive Officer, President and Chairman, the Company’s Chief Operating Officer, and the Company’s Chief Financial Officer and Corporate Secretary.

Far from being engaged in the Arrangement, the Company’s management competed with Kinderhook as a potential acquiror of the Company.  Because the management team had submitted its own competing bid to purchase the Company through Arctic, the Company’s strategic alternatives special committee went to great lengths to isolate management from the negotiation process with Kinderhook to avoid any potential conflicts of interest.

The Kinderhook Entities Do Not Control the Company

The Kinderhook Entities do not control the Company because: (i) the Kinderhook Entities do not own any of the Company’s outstanding equity, (ii) the Kinderhook Entities do not currently have, and have never had, any representation on the Company’s board of directors (or the right to appoint any representatives to the board of directors), (iii) the Kinderhook Entities do not currently have, and have never had, the power or authority to designate or otherwise appoint any of the Company’s executive officers, (iv) with the exception of the Arrangement agreement, and other than as described below with respect to the support agreement entered into between the Company’s executive officers and Acquiror relating solely to the approval of the proposed Arrangement, there is no commercial relationship, contract, arrangement or understanding between any of the Kinderhook Entities and the Company or any other third party that would or could result in having the effect of the Kinderhook Entities being in control of, or of being under common control with, the Company, and (v) the Kinderhook Entities are not otherwise in a position to directly or indirectly control or influence or have the power to direct or cause the direction of the management or policies of the Company, whether through the ownership of voting securities, by contract or otherwise.

United States Securities and Exchange Commission

Division of Corporation Finance

March 8, 2010

As noted above, in connection with the transactions contemplated by the Arrangement agreement, the Company’s executive officers entered into a support agreement with Acquiror and Buyco whereby they agreed, among other things, to vote the respective shares of the Company’s common shares owned by them, or over which they exercise voting power, in favor of the adoption of the Arrangement resolution and against any proposal for a competing transaction, except as specifically provided therein.  The officers who entered into the support agreement with Acquiror and BuyCo did not receive any consideration for doing so (other than any consideration they are otherwise entitled to receive under the Arrangement agreement in respect of their common shares, stock options and restricted stock units).  As a result of the support agreement, BuyCo and Acquiror may be deemed to have beneficial ownership of the common shares subject to the support agreement.  Consequently, on December 24, 2009, a Schedule 13D was filed jointly on behalf of IAX Canada Acquisition Company Inc., IAX Acquisition Corporation, International Absorbents Holdings, LLC, Kinderhook Capital Fund III, L.P., Kinderhook Capital Fund III GP, LLC, Thomas L. Tuttle, Robert E. Michalik and Christian P. Michalik to describe the support agreement and their relationship to the Company.

The existence of the support agreement and the Schedule 13D filing does not undermine the Company’s position that Rule 13e-3 should not apply to the proposed Arrangement.  The support agreement merely obligates certain of the Company’s officers to vote in favor of the proposed Arrangement.  In no way do the provisions of the support agreement provide Kinderhook or its affiliates with the power to direct the operations of the Company or “control” the Company within the meaning of Exchange Act Rule 12b-2.

Conclusion

The proposed Arrangement between Kinderhook and the Company is an arm’s length transaction between unaffiliated parties.  It was unanimously approved by an independent committee of the Company’s board of directors after conducting an active solicitation of acquisition proposals.  Based on the facts and legal analysis set forth in this letter, the Company does not believe that the proposed Arrangement has the potential for abuse or overreaching associated with the types of transactions intended to be covered by Rule 13e-3.  We and the Company therefore believe that the proposed Arrangement is not a Rule 13e-3 transaction and that no person is required to file a Schedule 13E-3 in connection with the proposed Arrangement.

***

United States Securities and Exchange Commission

Division of Corporation Finance

March 8, 2010

The Company acknowledges in connection with its response that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Please contact me at (206) 676-7016 if you have any questions regarding this letter.

Very truly yours,

SUMMIT LAW GROUP, PLLC

/s/ Laura A. Bertin
Laura A. Bertin

Cc:

Gordon L. Ellis, International Absorbents Inc.